Exhibit 99.1

Cazoo Announces Completion of Debt Restructuring and Related Transactions

on December 6, 2023

London and New York, December 7, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK online used car retailer, which makes buying and selling a car as simple as ordering any other product online, announces today the completion of its restructuring transactions on December 6, 2023 (the “Transactions”). The Transactions significantly de-levered the Company through the exchange of $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 for a pro rata portion of (1) $200 million aggregate principal amount of 4.00%/2.00% cash/payment-in-kind toggle senior secured notes due 2027 and (2) 4,499,721 Class A ordinary shares of Cazoo, which represents approximately 92% of the 4,891,002 Class A ordinary shares estimated to be outstanding as of December 6, 2023 (the “Exchange Offer”), after giving effect to the Reverse Stock Split (as defined below) and subject to change due to related rounding. In connection with the Transactions, the new Board of Cazoo now consists of five members, comprised of one existing legacy director and four new directors.

Paul Whitehead, Chief Executive Officer of Cazoo, said, “I am delighted that we have now completed these transactions. Cazoo launched only four years ago this week and has already sold almost 150,000 cars entirely online to consumers across the UK. On behalf of the Company, I’d like to thank Alex Chesterman and the other retiring Board members for their service and guidance since our foundation.

“Completion of these transactions represents a significant inflection point for Cazoo. With an improved capital structure and encouraging operational momentum, as demonstrated by our successive record retail GPU figures and much-improved unit economics, we can look to 2024 with confidence. I and the management team welcome the opportunity to work with the new Board to deliver continued progress against our strategic goals of achieving profitable growth, while capturing a higher share of the UK used car market and exploring various strategic initiatives to complement our business model and brand.”

Reverse Stock Split and Increase in Share Capital

After giving effect to a 1-for-100 reverse stock split (the “Reverse Stock Split”) and the share increase, Cazoo’s authorized share capital is US$22,105,000, divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each. The Reverse Stock Split and increase in share capital became effective at 4:05 p.m. (ET) on December 5, 2023, and the Class A ordinary shares began trading on a split-adjusted basis when the New York Stock Exchange (the “NYSE”) opened for trading on December 6, 2023.

New Warrants

The contemplated distribution of three tranches of warrants to purchase Cazoo’s Class A ordinary shares (the “New Warrants”) will be made to holders of record of Cazoo’s Class A ordinary shares (the “Warrant Distribution”) as of the close of business on December 7, 2023, after giving effect to the Reverse Stock Split and other than to holders receiving Class A ordinary shares in the Exchange Offer.

The last day a shareholder could purchase the Class A ordinary shares, subject to the standard two-day settlement cycle, and be entitled to the Warrant Distribution was December 5, 2023. Shareholders that sell their Class A ordinary shares beginning December 6, 2023 and prior to the close of business on December 7, 2023 subject to the standard two-day settlement cycle will be eligible to participate in the Warrant Distribution. The Class A ordinary shares began to trade on an ex-dividend basis at the open of trading on December 6, 2023. Shareholders entitled to participate in the Warrant Distribution will receive, in respect of each Class A ordinary share held as of the record date, approximately (i) 1.0870 Tranche 1 Warrants, (ii) 1.1905 Tranche 2 Warrants and (iii) 1.3158 Tranche 3 Warrants. The payment date for the Warrant Distribution is expected to be on or around December 14, 2023. More information about the New Warrants is included in Cazoo’s related registration statement on Form F-1, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2023.

New Board

The new Board is chaired by Tim Isaacs. Brief biographies of the Board members are provided below.

Tim Isaacs joined the Board on December 6, 2023. A fellow of the Institution of Chartered Accountants qualifying with Arthur Andersen, Mr. Isaacs’ background combines professional services and equity fund management investment experience, together with operational experience gained in telco services growth companies. Mr. Isaacs has supported and led numerous companies going through periods of change across sectors including retail, healthcare, business services and industrials in board, executive and non-executive capacities.

Alan J. Carr joined the Board on December 6, 2023. Mr. Carr currently serves as the Managing Member and Chief Executive Officer of Drivetrain, LLC, an independent fiduciary services firm, a position he has held since September 2013. Mr. Carr has served and does currently serve on public and private company boards of directors in various jurisdictions around the world and in various industries.

Andrew Herd joined the Board on December 6, 2023. Mr. Herd, who is a chartered accountant, is the principal of Lancashire Court Capital Limited, a consulting and investment company. His current roles include being Chair of VGC Developments Limited (a leisure and gaming business) and a Non-executive Director of Nexus Group Holdings Limited (a property, investment and publishing group) and UTB Partners plc (a bank).

Nicholas Pike joined the Board on December 6, 2023. Mr. Pike is a solicitor by profession and was a partner in DLA Piper, Gowling WLG and Pinsent Masons LLP’s London offices where he led a section of the Finance team. He retired from legal practice in 2020 and founded a management consultancy, specializing in board appointments to assist with governance and strategy.

Mary Reilly has served as a Cazoo Director since February 2023. Ms. Reilly is also a board member and Audit Committee Chair of MITIE plc, Essentra plc and Mar Holdco Sarl. She is also a non-executive director at Gemfields plc.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours.

No Offer

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the Company’s ability to raise additional capital before the beginning of the second half of 2024 in order to satisfy its liquidity needs on terms acceptable to it or at all; (2) the Company’s ability to achieve the expected benefits from the Transactions contemplated by the Transaction Support Agreement; (3) the Company’s ability to successfully engage in strategic transactions including mergers, acquisitions, joint ventures, partnerships and other equity and debt investments; (4) the Company’s ability to implement and obtain the expected benefits from our business plans, and other cost-saving initiatives; (5) the risk that the Company’s board of directors may take actions with which shareholders disagree; (6) reaching and maintaining profitability in the future; (7) global inflation and cost increases for labor, fuel, materials and services; (8) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (9) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (10) availability of credit for vehicle and other financing and the affordability of interest rates; (11) increasing Cazoo’s service offerings and price optimization; (12) effectively promoting Cazoo’s brand and increasing brand awareness; (13) expanding Cazoo’s product offerings and introducing additional products and services; (14) enhancing future operating and financial results; (15) achieving our long-term growth goals; (16) acquiring and protecting intellectual property; (17) attracting, training and retaining key personnel; (18) complying with laws and regulations applicable to Cazoo’s business; (19) the volatility of the trading price of our Class A Shares, which may increase as a result of the issuance of Class A ordinary shares and warrants pursuant to the Transaction Support Agreement; (20) the Company’s ability to comply with the restrictive debt covenants, including the liquidity covenant, contained in the new notes indenture (21) the Company’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Sections 802.01B and 802.01C of the NYSE Listed Company Manual within the applicable cure period; (22) the Company’s ability to continue to comply with applicable listing standards of the NYSE; (23) the risk that Cazoo may cease to be a listed company or an SEC-reporting company in the future; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations at investors.cazoo.co.uk:
Cazoo: Anna Gavrilova, investors@cazoo.co.uk
ICR: cazoo@icrinc.com

Media at cazoo.co.uk/press:
Cazoo: Peter Bancroft, press@cazoo.co.uk
Brunswick: Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com